Filed by Duddell Street Acquisition Corp.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Duddell Street Acquisition Corp.

Commission File Number: 001-39672

Date: February 14, 2022

Washington Business Journal

Ana Lucia Murillo

2/9/22

FiscalNote is nearing its public debut. Expect more M&A once the deal closes, its CEO says.

D.C.’s FiscalNote Inc. is preparing to go public during the first quarter of 2022 — in other words, any day now.

And once that happens — via a merger with blank-check company Duddell Street Acquisition Corp. (NASDAQ: DSAC) — founder and CEO Tim Hwang is targeting faster and more aggressive growth. “The business is at a scale now where we want to get it to a quarter billion, a half a billion plus in revenue as soon as possible,” Hwang said in an interview.

That’s a major jump from where the legal and regulatory dashboard company is now. The firm was targeting $108 million in revenue for 2021; it hasn’t yet released earnings for the fourth quarter and full 2021, but Hwang is confident they hit the target. This year, FiscalNote is aiming for $173 million in revenue — which includes revenue from acquisitions that are currently in the works, Hwang said — and $256 million in 2023, the year FiscalNote is targeting profitability. And within a few years, Hwang is aiming for $400 million. The blank-check merger values FiscalNote at $1.3 billion, the company says.

“A lot of people ask me, ‘How does it feel to get to the public markets?’ As if it’s the ending, or a finish line,” Hwang said. But, he noted, many tech giants like Amazon.com Inc. (NASDAQ: AMZN) and Tesla Inc. (NASDAQ: TSLA) went public with much smaller valuations than they have now. “So, in many ways the public markets [are] just the beginning of the growth story for a lot of these technology organizations.”

Half of FiscalNote’s growth will come through acquisitions, according to Hwang’s current plan, which is why the company is entering the public markets now. That M&A strategy “does require a liquid currency,” Hwang said. “Because we need to be able to conduct M&A transactions in a very targeted fashion that’s attractive to a number of different private equity players, founders who are trying to sell their businesses… the ability to access that particular capability was particularly interesting.”

The company’s M&A has ratcheted up in the past year. By the Washington Business Journal’s count, FiscalNote made 11 acquisitions in 2021 alone, helped along by a massive $160 million raise in December 2020. Most recently, it acquired Seoul’s Aicel Technologies, and fellow D.C. companies Frontier Strategy Group LLC. The company also famously purchased CQ Roll Call in an $180 million deal in 2018.

The other half of the growth will be organic, Hwang said. That means using proceeds from the public offering to make investments in new content and workflow capabilities and scaling up the product and sales teams. The company has around 700 employees now, according to the CEO, up from 650 in October and 450 employees just two years ago.

Hwang said he’s not targeting a specific number of hires for 2022 yet. Instead, the company is planning in 90-day “sprint” cycles, which he attributed to going public. “I think we’re taking a more agile approach to hiring right now,” he said. Given the Great Resignation and extreme competition for tech workers, FiscalNote is letting employees choose to be permanently remote.

While Hwang would prefer that employees are based in specific locations, he no longer feels the talent market allows for that kind of rigidity. “Things have changed,” over the last 18 months, he said.

Once it goes public, FiscalNote will trade on the Nasdaq stock exchange under the ticker symbol “NOTE.” The 9-year-old company has been attempting to make its way toward a public debut for years, but that path hasn’t always been smooth. In 2020 Hwang expected FiscalNote to become profitable that same year, a target that has since been pushed back.

When the transaction closes, Hwang, 29, will become the youngest Asian American CEO on a major U.S. stock exchange, according to the company. Hwang said he hopes to help create more of a pipeline for other Asian American entrepreneurs. “Recently, I’ve been doing a lot of angel investing and mentoring for younger startups,” Hwang said. “I’m still young today, but as I get older, it’s something I hope I can spend more time on.”

Additional Information and Where to Find It

In connection with its proposed business combination with FiscalNote Holdings, Inc. (FiscalNote), Duddell Street Acquisition Corp. (“Duddell Street”) has filed relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4, which includes a proxy statement/prospectus of Duddell Street, and will file other documents regarding the proposed business combination with the SEC. Duddell Street’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and, when available, the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about FiscalNote, Duddell Street and the proposed business combination. Promptly after the Form S-4 is declared effective by the SEC, Duddell Street will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and shareholders of Duddell Street are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by Duddell Street with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Duddell Street and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Duddell Street is included in the proxy statement/prospectus for the proposed business combination, which is available at www.sec.gov and can be obtained free of charge from the source indicated above.

FiscalNote and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Duddell Street in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is included in the proxy statement/prospectus for the proposed business combination.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will,” “are expected to,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “pro forma,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding FiscalNote’s industry and market sizes, future opportunities for FiscalNote and Duddell Street, FiscalNote’s estimated future results and the proposed business combination between Duddell Street and FiscalNote, including pro forma market capitalization, pro forma revenue, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forwardlooking statements are based upon the current beliefs and expectations of Duddell Street’s and FiscalNote’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond Duddell Street’s or FiscalNote’s control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements. Except as required by law, Duddell Street and FiscalNote do not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.